[Letterhead of Sullivan & Cromwell LLP]

                October 14, 2014

Michael R. Clampitt

        Division of Corporation Finance,

            Securities and Exchange Commission,

                100 F Street, NE,

                    Washington, DC 20549.

Re:	Great Western Bancorp, Inc.
Registration Statement on Form S-1
Filed October 9, 2014
File No. 333-198458

Dear Mr. Clampitt:

This letter is being submitted on behalf of our client, Great Western Bancorp, Inc. (the “Company”), in response to the comment of the staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) set forth in the Staff’s letter of October 14, 2014.

The Company hereby confirms to the Staff that there have been no material adverse developments in the Company’s financial condition or results of operations since June 30, 2014. In addition, the Company hereby confirms that financial statements prepared in accordance with U.S. GAAP for the most recently completed fiscal quarter ended September 30, 2014 or the fiscal year ended September 30, 2014 are not yet available.

*    *    *

Securities and Exchange Commission October 14, 2014

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to this letter may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com) or to Zachary L. Cochran at (212) 558-4735 or by email (cochranz@sullcrom.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin

Catherine M. Clarkin

cc:	Jonathan E. Gottlieb

Gustavo Rodriguez

Marc Thomas

(Securities and Exchange Commission)

Kenneth Karels

Peter Chapman

Donald J. Straka

(Great Western Bancorp, Inc.)

Mark J. Menting

Zachary L. Cochran

(Sullivan & Cromwell LLP)